Exhibit A to Form C-AR
Annual Report
April 30, 2020

World's Best Enterprises LLC

17330 Preston Rd., Suite 200D
Dallas, TX 75252
1-800-280-8631

WORLD'S BEST

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

World's Best Enterprises LLC (the "Company," "World's Best," "we," "us", or "our") is a Texas Limited Liability Company, formed on August 22, 2014.

The Company is located at 17330 Preston Rd., Suite 200D, Dallas, TX 75252.

The Company's website is https://www.worldsbest.com/.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018.

The Company currently has 2 employees.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Robert Steele and Kevin Chow who are Chairman and CEO of the Company. The loss of Robert Steele and Kevin Chow or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
World's Best curate's luxury goods and services for high income clients for purchase online, with merchandise ranging in price from $4,000 to well over $100,000.

Business Plan
Our business model is capital efficient and built to scale quickly and efficiently. No investment is made in inventory, warehouses, shipping, and no working capital is required to fulfill orders. World's Best receives a selling fee assessed as a percentage of the wholesale price; in many cases, a markup over the wholesale price is also applied. This results in a gross profit that ranges from $250 to several thousand dollar per order. Customer Acquisition Cost (CAC) pays for itself within the first order, with all subsequent orders being pure profit and simple to service. Through its retail business, we are building a global audience of the world's most valuable consumers. This opens up World's Best to additional revenue streams. Sponsored Content, such as luxury real estate listings and private banking services, allows advertisers to efficiently reach qualified consumers with content that is relevant and engaging. Luxury brands will pay premium rates to connect with our audience.

The Company's Products and/or Services

Product / Service	Description	Current Market
Website that connects luxury consumers, merchants, and advertisers	World's Best is leading the disruption of the decades-old luxury market. By combining online convenience with dedicated Concierge service, World's Best provides clients with significant benefits compared to traditional retail stores and impersonal ecommerce sites. Now, affluent consumers can contact their own Concierge and explore a broad range of collections quickly and easily on desktop, tablet, or mobile from anywhere in the world.	The luxury market is ripe for disruption. With online luxury goods sales growing 15% annually and expected to hit $38 billion by 2020, World's Best is at the forefront of a digital revolution. Discerning consumers value their time immensely and favor the convenience of online shopping. Now, on World's Best, they can enjoy instant access to the finest goods and services from around the world—sourced from the most trusted suppliers—and backed by a top-tier concierge service.

We will use the capital to build technology and infrastructure to support rapid growth, expand retail offerings and luxury experiences, and significantly increase market reach. We will also leverage our valuable client base to generate advertising revenues through sponsored content. With digital advertising growing at over 15% annually, companies such as JPMorgan Private Bank and Mercedes Benz pay premium rates to reach and engage this clientele.

We connect consumers with merchants of luxury items via our website.

Competition

Most companies in the online luxury space tend to focus on a narrow segment of the market. Others are strongly focused in fashion or second-hand / consignment. While we primarily focus on new merchandise, any preowned merchandise offered for sale on World's Best is guaranteed to be authentic. All timepieces are certified by watchmakers and backed by a written warranty, a benefit not available to consumers purchasing on other marketplaces, like eBay. With most merchandise starting from around $5,000, World's Best also differentiates itself by targeting a higher price point.

Customer Base

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers.

Intellectual Property

Trademarks

Application or Registration#	Mark	File Date	Registration Date	Country
4,745,473	X	November 22, 2014	May 26, 2015	USA

Litigation

None

Other

The Company's principal address is 17330 Preston Rd., Suite 200D, Dallas, TX 75252

DIRECTORS, OFFICERS AND EMPLOYEES

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Managers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Steele

All positions and offices held with the Company and date such position(s) was held with start and ending dates
8/2014 to Present- Managing Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
8/2014 to Present- Managing Member, World's Best Enterprises LLC
Responsible for management of the company including operations, finance and administration.

Name
Kevin Chow

All positions and offices held with the Company and date such position(s) was held with start and ending dates
8/2014 to Present- Managing Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
8/2014 to Present- Managing Member, World's Best Enterprises LLC
Responsible for management of the company including operations, finance and administration.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Steele

All positions and offices held with the Company and date such position(s) was held with start and ending dates
8/2014 to Present- Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
8/2014 to Present- Officer, World's Best Enterprises LLC
Responsible for management of the company including operations, finance and administration.

Name
Kevin Chow

All positions and offices held with the Company and date such position(s) was held with start and ending dates
8/2014 to Present- Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
8/2014 to Present- Officer, World's Best Enterprises LLC
Responsible for management of the company including operations, finance and administration.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Texas and California.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company as the following units outstanding:

Type of units	Common Units
Amount outstanding	10,000,000
Voting Rights	Yes
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Convertible Note
Name of creditor	S2 Capital
Amount outstanding	$250,000
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 13, 2018
Other material terms	20% discount with $3,500,000 valuation cap

Type of debt	Convertible Note (Crowd Note)
Name of creditor	N/A
Amount outstanding	$336,516
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	None
Other material terms	20% discount with $6,000,000 valuation cap (see below)

The Company has also issued $320,491.67 in Crowd Notes. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $16,024.58 in Crowd Notes. The Crowd Notes will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).

- Once a "qualified equity financing" occurs, the notes will automatically convert into the shares of Preferred Stock sold in the qualified equity financing.

The price at which the Crowd Notes will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000.00 valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Ownership
The company is owned by two people, Robert Steele (50%) and Kevin Chow (50%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Robert Steele	50.0%
Kevin Chow	50.0%

FINANCIAL INFORMATION

Please see the certified financial statements provided in Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA and have not been audited.

Operations
Established on August 22, 2014, World's Best curate's luxury goods and services for high income clients for purchase online, with merchandise ranging in price from $4,000 to well over $100,000. The Company provides a much broader range of product categories and is designed to be a place of discovery where affluent customers can purchase a wide variety of products that are relevant to their luxury lifestyle. Unlike ecommerce companies that sell low priced items to a mass audience, World's Best provides a higher level of personal service.

Liquidity and Capital Resources
We currently have approximately $108,626 in cash on hand, $88 in prepaid expenses as of December 31, 2018.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Previous Offerings of Securities

The Company has offered within the last three (3) years the following securities:

- $250,000 in convertible notes issued October 13, 2016 under Section 4(a)(2) of the Securities Act of 1933, proceeds from which were used for general working capital.
- $320,491.67 in Crowd Notes issued December 15, 2017 under 506(c) of Regulation D and Regulation CF, proceeds from which were used for business development, product development, advertising and marketing, and general and administrative purposes. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $16,024.58 in Crowd Notes.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The partners of the Company have from time to time paid company expenses from personal funds. This resulted in the partners being owed $74,949 as of December 31, 2015. As of December 31, 2016, the partners were owed $102,101. As of December 31, 2017, the partners were owed $108,184. As of December 31, 2018, the partners were owed $112,578. As of December 31, 2019, the partners were owed $98,908. The loans are non-interest bearing, repayable at the company's discretion at such time sufficient resources are available and are subordinate to all other financing debts.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kevin Chow
_____
(Signature)

Kevin Chow
_____
(Name)

Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kevin Chow
_____
(Signature)

Kevin Chow
_____
(Name)

Managing Member
_____
(Title)

4/30/18
_____
(Date)

/s/ Robert Steele
_____
(Signature)

Robert Steele
_____
(Name)

Managing Member
_____
(Title)

4/30/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

WORLD'S BEST LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019

	2019
Gross Revenue	2,005,305
Revenue	
Revenue	135,937
Less: Revenue (Returns)	2,278
Total Revenue	133,659
Cost of Revenue	
Credit Card Fees	14,303
Insurance Expense	1,896
Bank Services Fees	1,545
Total Cost of Revenue	17,744
Gross Profit	115,915
% of Marketing	*85%*
Operating Expenses	
Marketing	56,404
Legal & Professional Fees	4,824
Contract Labor	3,516
Rent Expense	7,400
Payroll	78,000
Server Expense	4,610
Web-Related/Software Fees	16,479
Travel	1,153
Miscellaneous	4,317
Amortization Expense	1,719
Depreciation Expense	844
Bad Debt Expense	500
Total Operating Expenses	179,766
Net Loss	(63,851)

WORLD'S BEST LLC
BALANCE SHEET (UNAUDITED)
For the year ended December 31, 2019

	Dec-19
ASSETS	
Current Assets	
Checking/Savings	108,626
Prepaid Expenses	58
Total Current Assets	108,684
Fixed Assets	
Computer-related Equipment	5,246
Furniture and Equipment	672
Accumulated Depreciation	(4,600)
Total Fixed Assets	1,318
Other Assets	
Domain Name	20,789
Organizational Costs	308
Trademark	2,143
Accumulated Amortization	(9,325)
Total Other Assets	13,914
TOTAL ASSETS	123,916
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payable	88,293
Total Current Liabilities	88,293
Total Long Term Liabilities	657,334
Total Liabilities	745,627
Equity	
Member Equity	10,000
Retained Earnings	(631,711)
Total Equity	(621,711)
TOTAL LIABILITIES & EQUITY	123,916

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

<u>Nature of Business</u>

Established on August 22, 2014, World's Best curate's luxury goods and services for high income clients for purchase online, with merchandise ranging in price from $4,000 to well over $100,000. The Company provides a much broader range of product categories and is designed to be a place of discovery where affluent customers can purchase a wide variety of products that are relevant to their luxury lifestyle. Unlike ecommerce companies that sell low priced items to a mass audience, World's Best provides a higher level of personal service.

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Advertising costs</u>

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2019, the Company recognized $56,404.

<u>Risks and Uncertainties</u>

As of December 31, 2019, the Company has started operations. The Company is dependent upon additional capital resources for the continuance of principal operations and is subject to significant risks and uncertainties; including failing to secure funding or failing to profitably operate the business.

<u>Revenue Recognitions</u>

The Company receives the full payment at the point of order for the purchase of goods and services from its customers. It records the gross revenue received and records the wholesale cost paid to suppliers as the cost of goods sold consistent with other online merchants.

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and Collectability is reasonably assured.

<u>Income Taxes</u>

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

<u>Net Income (Loss) Per Member Unit</u>
Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2019, no potentially dilutive instruments were outstanding or were considered anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $25,000 by FDIC. As of December 31, 2019, the Company had $108,626 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, net consisted of the following:

	As of December 31, 2019
Computer Equipment	$5,246
Furniture and Fixtures	672
Property, plant & equipment, gross	5,918
Less: Accumulated depreciation	(4,600)
Property, plant & equipment, net	$2,926

NOTE 3 – INTANGIBLE ASSETS

Intangibles consisted of the following:

	As of December 31, 2019
Trademarks	2,143
Organizational Costs	308
Domain Name	20,789
Intangibles, gross	22,932
Less: Accumulated amortization	(9,325)
Intangibles, net	$13,914

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The company currently has one convertible note payable outstanding for the amount of $250,000 maturing on October 5, 2018 with a 5% interest rate convertible into preferred units at the discretion of the holder.

NOTE 5 – RELATED PARTY TRANSACTIONS

The partners of the company have from time to time paid company expenses from personal funds. This resulted in partners being owed $98,908 for December 31, 2019. The loans are non-interest bearing, repayable at the company's discretion at such time sufficient resources are available and are subordinate to all other financing debts.